August 14, 2008

VIA EDGAR

Mr. Mark P. Shuman
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010
Mail Stop 4561

Re: IDS Group, Inc., Registration Statement on Form S-1 (File No. 333-149252)

Dear Mr. Shuman,

     IDS Group, Inc. (the “Company”) filed a registration statement on Form S-1 (the “Registration Statement”) on February 14, 2008, and filed Amendment No. 1 to the Registration Statement on May 13, 2008. The Company has determined not to pursue the initial public offering of common stock contemplated by the Registration Statement due to unfavorable equity market conditions. The Registration Statement has not been declared effective, and no shares of common stock of the Company have been or will be issued or sold by the Company under the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated under paragraph (a) of Rule 477 of the Securities Act of 1933, as amended (the “Act”). Accordingly, pursuant to Rule 477 of the Act, the Company hereby requests the withdrawal of the Registration Statement.

     Please forward copies of the order consenting to the Withdrawal of the Registration Statement to the undersigned via facsimile at (612) 851-3340, with a copy to Steven J. Slutzky, Esq. at Debevoise & Plimpton LLP at (212) 909-6836.

     If you have any questions regarding this letter, please do not hesitate to contact Steven J. Slutzky at (212) 909-6036.

Sincerely,

/s/ Todd Davis Name: Todd Davis Title: Chief Executive Officer